SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF n. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 14th, 2012

Date, time and place: May 14, 2012, at 5:00 PM, at the Company’s headquarters, at Avenida Jurandir n. 856, Lote 04, 1º andar, Jardim Ceci, in the City of São Paulo, State of São Paulo. Quorum: Presence of all members of the Board of Directors. Officers:  Chairwoman, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda and resolutions:  All the presents, with the exception of Mr. Marco Antonio Bologna, who abstained, decided to approve: (a)  Request to exercise of option to purchase 230,000 (two hundred thirty thousand) preferred shares, presented by Mr. Marco Antonio Bologna, on the Special Granting, performed based on the Call Option Plan for Company Shares ("Plan"), and (b) Increase of share capital within the limit authorized under Article 6 of the Company Bylaws, upon exercise of the options referred to in item "a" above, by Mr. Marco Antonio Bologna, totaling R$ 5,349,800.00 (five million, three hundred forty nine thousand and eight hundred reais), with the issuance of 230,000 (two hundred thirty thousand) preferred shares, nominative, owned and with no par value by the Company, increasing the share capital of R$ 825,090,746.54 (eight hundred twenty-five million, ninety thousand seven hundred and forty-six reais and fifty four centavos), divided into 156,442,079 (one hundred and fifty six million, four hundred forty-two thousand and seventy-nine) shares, of which 55,816,683 (fifty five million, eight hundred and sixteen thousand, six hundred and eighty-three) are common shares and 100,625,396 (one hundred million, six hundred twenty five thousand, three hundred and ninety-six) are preferred shares, to R$ 830,440,546.54 (eight hundred thirty million, four hundred forty thousand five hundred and forty-six reais and fifty four centavos), divided into 156,672,079 (one hundred fifty-six million, six hundred seventy-two thousand and seventy-nine) shares, of which 55,816,683 (fifty five million, eight hundred and sixteen thousand, six hundred and eighty-three) are common shares and 100,855,396 (one hundred million, eight hundred fifty-five thousand three hundred and ninety-six) are preferred shares, fully subscribed on this date, in accordance with the enrollment form that integrates these minutes as the Attachment I, at the issue price properly adjusted for inflation of R$ 23.26 (twenty-three reais and twenty-six centavos) per preferred share, related to the Special Grant, according to the Plan, without preemptive rights for shareholders of the Company, pursuant to art. 171, § 3 of Law no. 6.404/76. The shares issued herein shall entitle their holders, from the date of its issuance, the same rights to the shares of the same species, in accordance with the provisions of the law and the Bylaws of the Company, and are entitled to receive dividends and/or interest on integrals capital that eventually may be distributed by the Company, except for the right of first refusal in the Company's repurchase of those shares, as provided in the Plan. The Board of Directors of the Company is authorized to perform any and all acts and execute any and all documents necessary to implement the resolutions approved herein. Closure:  With nothing further to discuss, the meeting was closed and these minutes were prepared as a summary, which, after read, was signed by all. São Paulo, May 14, 2012. (aa) Maria Cláudia Oliveira Amaro – Chairwoman, Flávia Turci – Secretary. Directors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano, Waldemar Verdi Júnior e André Esteves. True copy of the minutes of the book.

_________________________________ Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.